Filed by SandRidge Energy, Inc.

(Commission File No. 1-33784)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Commission File No. for Registration Statement

on Form S-4 filed by SandRidge Energy, Inc.: 333-221973

ACQUISITION DECEMBER 2017 OF BONANZA CREEK ENERGY w w w . s a n d r i d g e e n e r g y . c o m

Cautionary Statements Forward Looking Statement This presentation may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “predict,” “potential,” “pursue,” “outlook,” “continue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future operations, future development plans and appraisal programs, future drilling inventory and locations, estimated acreage positions held by production or unit, estimated production, price realizations and differentials, rates of return, reserves, anticipated reservoir characterization activities, projected capital expenditures, projected operating costs, projected general and administrative and other costs, operational optimization initiatives, anticipated efficiency improvements and cost reductions, infrastructure investment, liquidity and capital structure, future acquisition cost savings, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing) and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.    These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the shareholders of Bonanza Creek to approve the proposed merger or the shareholders of SandRidge to approve the stock issuance; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Bonanza Creek’s business and operations with SandRidge’s business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of SandRidge following completion of the proposed merger; and any changes in general economic and/or industry specific conditions. SandRidge and Bonanza Creek caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in SandRidge’s and Bonanza Creek’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning SandRidge, Bonanza Creek, the proposed transaction or other matters attributable to SandRidge and Bonanza Creek or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and neither SandRidge nor Bonanza Creek undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date of this presentation. 2 www.sandridgeenergy.com

Other Information Important Information for Investors and Shareholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, SandRidge has filed with the SEC a registration statement on Form S-4, which will include a prospectus of SandRidge and a joint proxy statement of Bonanza Creek and SandRidge. SandRidge and Bonanza Creek also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Bonanza Creek and the shareholders of SandRidge. SHAREHOLDERS OF BONANZA CREEK AND SANDRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about SandRidge and Bonanza Creek, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SandRidge will be available free of charge, on SandRidge’s website at www.sandridgeenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting SandRidge’s Investor Relations Department at (405) 429-5515. Copies of the documents filed with the SEC by Bonanza Creek will be available free of charge on Bonanza Creek’s website at www.bonanzacrk.com under the tab “For Investors” and then under the tab “SEC Filings” or by contacting Bonanza Creek’s Investor Relations Department at (720) 440-6136. Participants    in the Solicitation Bonanza Creek, SandRidge, their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Bonanza Creek is set forth in Bonanza Creek’s public filings with the SEC, including its Current Reports on Form 8-K filed with the SEC on April 28, 2017, June 12, 2017 and August 4, 2017 and its Quarterly Report on Form 10-Q for the period ending September 30, 2017, filed with the SEC on November 9, 2017. Information about the directors and executive officers of SandRidge is set forth in SandRidge’s public filings with the SEC, including its definitive proxy statement on Form DEF 14A filed with the SEC on April 28, 2017 and its Current Reports on Form 8-K filed with the SEC on June 28, 2017 and August 1, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of these documents can be obtained as described in the preceding paragraph.    Proved    Reserve Data Certain proved reserve data included in this presentation were not prepared in accordance with SEC pricing guidelines that require pricing using the average price during the prior 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month (without regard to commodity derivative positions and without assuming any change in development plans or costs). Instead, these internal reserve estimates as of December 31, 2017 are based on NYMEX future strip prices as of December 5, 2017 (approximately $50.77—$56.65 per Bbl for WTI and approximately $2.82 —$2.89 per MMBtu for Henry Hub through 2022). The use of these future prices is for illustration purposes only does not necessarily indicate SandRidge’s overall view on future commodity prices, and does not represent a forecast or estimate of SandRidge’s or Bonanza Creek’s SEC proved reserves as of December 31, 2017.    3 www.sandridgeenergy.com

Accretive Acquisition Consistent with Our Strategy

Strong Strategic Fit

- Development-ready, complementary extension of Niobrara assets
- Maintains Rockies and Mid-Con strategy
- Balances drilling risk profile
- Reduces reliance on Miss Lime cash flow
- Considerable immediate cash flow

High Quality Assets

- 30-60% IRRs
- Highly delineated oil-weighted area
- Pad drilling and infill-ready
- Stacked pay
- Infrastructure established
- Recent results exceed acquisition type curve

Compelling Valuation

- $506MM of PDP PV-10
- Includes ~970 proved + unproved locations[1] (230 PUDs[2])
- Attractive $3.1k per acre[3] versus recent comparable DJ Basin transactions
- Transaction value attractive against multiple valuation measures

Financially Attractive

- 15% accretion to cash flow per share[4]
- 4% accretion to NAV per share[4]
- New credit facility borrowing base of $700MM with more favorable terms
- Strong liquidity with greater than $300MM at closing
- Leverage remains at or below 1.9x
- At least $20MM of immediately actionable annual G&A savings

(1) One location is equivalent to a one-mile lateral
(2) Preliminary and company engineered, subject to change pending final reserves from ongoing third-party engineering consultant work
(3) Based on preliminary estimated $506MM PDP PV-10
(4) Assumes full $20MM G&A cost savings and January 1, 2018 closing

4 www.sandridgeenergy.com

Transaction Overview Strategic acquisition demonstrates focus on long term oil-weighted value creation     Terms •Total transaction value of $746MM1, including $398MM of cash •Bonanza Creek shareholders will receive $19.20 per share in cash and $16.80 per share in SandRidge common stock, subject to the collar mechanism Key Asset Information•Current production of 15.8 MBoepd2 (52% oil) •Proved reserves of 115 MMBoe3 (50% oil) •67,000 acres in DJ Basin (73% HBP) •~970 proved and unproved horizontal Niobrara and Codell locations Pro Forma Ownership•Bonanza Creek shareholders to own approximately 33% of combined company1 •One Bonanza Creek board member to join SandRidge Board subject to mutual agreement Key Conditions•SandRidge and Bonanza Creek shareholders’ approval and Timing•Customary regulatory approvals •Expected closing in late Q1’18 (1)Subject to the collar mechanism (2)Q3’17 average daily production (3)Preliminary proved reserves as of December 31, 2017, which are subject to completion of ongoing third-party engineering, include PUDs (proved undeveloped locations) and TPUDs (undeveloped locations that meet the technical criteria to be considered proved reserves, but have not been determined to meet SEC criteria to be considered proved reserves) at December 5, 2017 NYMEX strip pricing (~$52 /~$3.00) 5

Acquisition Price of $36 per Bonanza Creek Share

	Bonanza Creek Valuation Ranges	Acquisition Price Within Implied Per Share Valuation Ranges
Historical Trading Range Since Emergence[1]	$497MM - $812MM	$24.00 - $39.20
Aggregate Value to 2018 Consensus EBITDA Estimates[2,3]	4.7x - 6.0x	$31.10 - $39.70
Aggregate Value to Current Production ($/Boepd)[2,3]	$45,000 - $60,000	$34.34 - $45.78
Net Asset Value[4]	$682MM - $804MM	$32.91 - $38.79

(1) At time of announcement, high of $39.20 on May 1, 2017 (emergence date) and low of $24.00 on August 29, 2017
(2) Comparable companies include: Bill Barrett Corporation, Extraction Oil and Gas Energy Inc., PDC Energy Inc. and SRC Energy Inc.
(3) Based on closing prices on November 10, 2017; consensus estimates per Wall Street research
(4) Valuation at discount rate ranges based on risked-asset class with an effective date of January 1, 2018

6 www.sandridgeenergy.com

Immediately Accretive Acquisition Cash Flow per share ($/sh)1,2 Standalone Pro Forma NAV per share ($/sh)2,3 (1) Cash flow defined as EBITDA less interest expense as defined in Form S-4 filed December 11, 2017, pro forma interest expense of 6% of average debt as defined in Form S-4 (2) Assumes full $20MM G&A cost savings and January 1, 2018 closing (3) NAVPS calculated as: (SD NAVPS x SD Shares Outstanding + BCEI NAVPS x BCEI Shares Outstanding + $60MM additional synergies less $398MM cash used in transaction) / PF Shares Outstanding, accretion represents midpoint of NAV range 7

Cost Reductions Improve Margins Cash expenses reduced by actionable cost synergies and ongoing focus on cost reduction C Standalone Pro Forma EBI (1) Cash costs include LOE, Production (2) Assumes full $20MM G&A cost savi 8

Enhances Production Profile Acquisition enhances cash flow with liquids production growth Production (MBoepd) Standalone Pro Forma EBITDA ($MM) Assumes full $20MM G&A cost savings and January 1, 2018 closing 9

Generates Meaningful Synergies Upon closing, we will immediately take the steps necessary to achieve at least $20 million in annual G&A savings and continue to focus on further reducing our cost structure Operational Synergies    Technical Synergies • Well costs—ability to reduce well costs faster from• Shared learnings—from drilling and completions in NW STACK, North efficiencies of scalePark and DJ Basin –Utilizing dedicated vendor services–Incorporate expertise of our combined operational teams to drive improvement and apply learnings across the Niobrara –Sharing stimulation crews –Efficiencies of scale in material and service procurement •Drilling and completions—strengthened combined team can share expertiseG&A –Drill-site selection, drilling and completion techniques, well bore design• Realize at least $20MM of estimated G&A synergies •Experience in managing large PDP base and supporting–Corporate staff streamlining infrastructure—reduces LOE–Elimination of duplicate public company administrative costs –Remotely monitoring and operating our assets using our centralized operations center–Integration of IT/software services –Reduction in third party consulting, insurance, audit, SOX and other services 10

Pro Forma March 31, 2018 Capitalization

SandRidge maintains low leverage and strong liquidity

Capitalization as of March 31, 2018	SandRidge	Bonanza Creek	Adj.	Pro Forma SandRidge
Cash[1]	55	-	(45)	10
Revolver[1]	-	25	383	408
Building Note	38	-	-	38
Total Debt	38	25	383	446
PF Revolver Availability[2]	700	(25)	(383)	292
Liquidity	755	(25)	(428)	302
2017E EBITDA[3]	186	87	20	292
Net Debt / EBITDA[3]	**0.0x**	**0.3x**	**-**	**1.5x**

(1) Cash and RBL pro forma for acquisition of Bonanza including transaction fees and expenses
(2) Pro forma RBL availability based on $700MM borrowing base indication from current facility agent, excludes $7.1MM of outstanding letters of credit
(3) 2017E EBITDA per Wall Street consensus research estimates

11 www.sandridgeenergy.com

Precedent Transaction Comparisons

SandRidge acquisition metrics compare favorably to recent transactions[1,2]


Transaction Value / Net Acres ($/Acre)
$20,132
$15,257
$10,673
$8,012
SRC/Noble 2017
SRC/Noble 2016
SD/BCEI
BBG/Fifth Creek
Transaction Value / Production ($/Boepd)
$223,793
$210,417
$148,293
$45,235
BBG/Fifth Creek
SRC/Noble 2016
SRC/Noble 2017
SD/BCEI
Adj. Transaction Value / Net Acres (Adj. $/Acre)³
$16,738
$13,444
$7,117
$4,774
SRC/Noble 2017
SRC/Noble 2016
BBG/Fifth Creek
SD/BCEI

(1) Based on precedent transactions in the DJ Basin greater than $500MM since January 1, 2016
(2) BCEI metrics assume $36.00 per share acquisition price (transaction value deducts net cash of $31MM on BCEI balance sheet at September 30, 2017)
(3) Adj. $ / Acre metric assumes $25,000 / Boepd PDP value; BCEI PDP estimated to be $506MM

12

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Acquisition Metrics Compare Favorably to Peer Trading Levels

Acquisition metrics compare favorably to peer trading levels[1]

EV/2018E EBITDA[2]


6.3x
5.6x
5.1x
4.8x
4.5x
Peer C
BONANZA CREEK
Peer A
Peer B
Peer D

EV / Proved Reserves ($/Boe)[3]


$23.25
$14.82
$11.93
$8.30
$7.89
Peer C
Peer B
Peer A
Peer D
BONANZA CREEK

Adj. EV / Net Acres (Adj. $/Acre)[4]


$16,401
$12,680
$11,129
$5,036
$4,774
Peer C
Peer B
Peer A
Peer D
BONANZA CREEK

Current Liquids Production (%)[5]


80%
74%
73%
65%
63%
Peer D
Peer B
BONANZA CREEK
Peer C
Peer A

Reserve Life (Years)[3]


19.7
15.7
10.4
9.9
6.9
Peer D
BONANZA CREEK
Peer B
Peer A
Peer C

2018E EBITDA Margin ($/Boe)[2]


$30.99
$23.51
$23.32
$21.95
$19.79
Peer D
BONANZA CREEK
Peer B
Peer C
Peer A

Peers include: BBG, XOG, SRCI, PDCE

(1) BCEI metrics assume $36.00 per share acquisition price and net debt of ($31MM) as of September 30, 2018
(2) 2018E EBITDA and margin per Wall Street consensus research estimates
(3) Reserve life based on YE 2016 reserves and 3Q 2017 production, pro forma for subsequent events
(4) Acreage multiple assumes $25,000 / Boepd PDP value; BCEI excludes Arkansas acreage and estimates PDP value of $506MM; PDCE multiple includes Delaware Basin and Wattenberg acreage only; XOG multiple includes core DJ basin position of 160,000 net acres; Bill Barrett pro forma for combination with Fifth Creek
(5) Current production as of 3Q 2017 disclosure, pro forma for subsequent events

13
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DJ Basin Assets Balance SandRidge Risk Profile Development drilling accelerates cash flow as North Park and NW STACK are delineated    14

North Park in Delineation Phase Continued evaluation, spacing tests, well design and long-term midstream necessary to reach full-field development in Niobrara benches DELINEATION PHASE DEVELOPMENT PHASE CORE & 3D EVALUATION DELINEATE ACREAGE    TEST AND OPTIMIZE SPACING OPTIMIZE WELL DESIGN MIDSTREAM INFRASTRUCTURE PIPELINE TAKEAWAY CAPACITY 20 17 20 18 20 19 20 20 15

NW STACK in Delineation Phase Delineating Meramec using Drilling Participation Agreement—after delineation, additional time needed to optimize development and test additional benches DELINEATION PHASE DEVELOPMENT PHASE CORE & 3D EVALUATION DELINEATE ACREAGE    SD Drilling Participation Agreement DEFINE DEVELOPMENT AREAS TEST AND OPTIMIZE SPACING OPTIMIZE TARGETING OPTIMIZE WELL AND COMPLETION DESIGN 20 17 20 18 20 19 20 20 16

NW STACK Play Evaluation

Variable results across region, areas of similar performance identified through early delineation


~110 Miles
Discovery Phase
• 1 SD & 4 industry wells
• Spacing has not been tested
• Economic potential under review
• 3D seismic coverage expanded in 2017
Delineation Phase
• 10 SD & 35 industry wells
• Initial strong performance
• First spacing pilot tests (vertical & horizontal)
• SD core taken in 2017
• Partial 3D seismic coverage
Discovery Phase
• 2 SD & 2 industry wells
• Horizontal or vertical spacing have not been tested
• Economic potential under review
Delineation Phase
• 4 SD & 24 industry wells
• High IP's with moderate oil cut
• First spacing pilot tests (horizontal)
WOODWARD
MAJOR
GARFIELD
DEWEY
BLAINE
KINGFISHER
SandRidge Acreage
SandRidge Wells
Industry Wells
94 Industry Horizontal Meramec Completions To Date

17
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DJ Basin in Development Phase Bonanza Creek inventory ready for pad drilling and down spacing development DEVELOPMENT PHASE • 440 horizontal wells provide meaningful well control    CENTRAL ACREAGE WELL SPACING CONFIGURATION    • Recent enhanced completions suggest upside to valuation type curve and EUR • ~970 proved and unproved locations in lower risk, oil-weighted inventory    – 60% XRL – 40% SRL – 230 PUDs • Established gathering, processing and pipeline take-away infrastructure support development • SD evaluation assumed up to 17 wells per section    view of down spacing 18

Preliminary Year End 2017 Reserves     $746MM purchase price compared to PDP PV-10 of $506MM and total PV-10 of $973MM SandRidgeBonanza CreekCombined Company OilNGLGasPV-10OilNGLPV-10OilNGLPV-10 MMBoeGas Bcf MMBoeGas BcfMMBoe MMBo MMBblsBcf($MM)MMBo MMBbls($MM)MMBo MMBbls($MM) PDP5-46$10221127946$39626128252$498 PUD + TPUD35-29401632814915798631412197261 PDP + PUD +TPUD40-334 6$2 654 92 6170103$4 95892 62 0314 8$759 Unproved381-3734438915827183115369439275565591,260 Rockies Total421-406489$1,15610752353218$86352852759707$2,019 PDP2132396119$533712312$1102933420132$643 PUD + TPUD97762871-----97762871 PDP + PUD +TPUD30394 7214 8$605712 312$110374 04 95160$715 Unproved7456652239277-----7456652239277 Mid-Con Total105951,124387$882712312$ 110112961,148399$992 PDP2732400125$635281310258$5065545502183$1,142 PUD + TPUD4471056823428149157987220196125332 PDP + PUD +TPUD7039505193$869562 7193115$60512 765698308$1,4 74 Unproved456561,0256831,1685827183115369514831,2087981,537 Total Proved and526951,530876$ 2,03811454377231$9736401481,9061,106$3,011 Unproved Preliminary proved reserves as of December 31, 2017, which are subject to completion of ongoing third-party engineering, include PUDs (proved undeveloped locations) and TPUDs (undeveloped locations that meet the technical criteria to be considered proved reserves, but have not been determined to meet SEC criteria to be considered proved reserves) at 12.5.17 NYMEX strip pricing (~$52 /~$3.00) 19

BONANZA CREEK DJ BASIN ASSETS w w w . s a n d r i d g e e n e rg y . c om

Bonanza’s DJ Basin Asset Developing Niobrara B, C and Codell in the DJ Basin Highly Delineated, Mature Basin • Highly delineated 67k acres (73% HBP) in oil window – Acreage outside of urban populated areas • 12.5 MBoepd (51% oil) production1 • 650 gross producing wells (440 horizontal) • Deep compelling inventory • Company owned midstream infrastructure • Developed basin with enhanced completions driving returns (1) Q3’17 average production in DJ Basin 21

Acreage Position Delineated By Strong Well Performance Consistently strong performance from multiple targets, validating acreage and acquisition type curves All rates are Peak 30-Day (1) Three Niobrara well 22

Enhanced Completion Results

Recent actual results in Legacy area exceed acquisition valuation type curve for area



NORTH PLATTE DAILY PRODUCTION
(BOEPD)
10,000
1,000
100
10
1
Boepd
0
50
100
150
200
Days
North Platte 44-13 Pad Enhanced Completions (Three Niobrara SRLs)
SD Niobrara Valuation Type Curve

	BCEI North Platte Results	SD Valuation Type Curve for area
Completion Type	Plug-and-perf	
Proppant Load	1,500 - 2,000 #/ft	
Stage Spacing	100 ft	
Lateral Length	4,400 ft	
3-Stream EUR	500 MBoe	400 MBoe
IRR%[1]	60%	48%
Payout	17 months	19 months
Cumulative Oil[1]	45 MBo	39 MBo

(1) December 5, 2017 NYMEX Strip pricing (~$52 /~$3.00) at 100% Working Interest

23 www.sandridgeenergy.com

Acquisition Development Plan

Focus on capital efficient, multi-well pad development with enhanced completions

Drilling Focus Area


WELD
Oil Window
Gas Window
Bonanza Creek Acreage
CO

SandRidge 2018 Acquisition Development Plan

- $130MM - $150MM Capex
- One rig in 2018 going to four rigs by 2021

EURs and ECONOMICS	DJ BASIN	
	XRL	SRL
EUR, MBoe[1]	580 – 780	300 – 400
% Oil	*~50%*	*~50%*
D&C ($MM)	$5.5	$3.1
IRR[2]	41 - 59%	33 - 48%

(1) 3-stream EUR
(2) December 5, 2017 NYMEX Strip pricing (~$52 /~$3.00) at 100% Working Interest

24 www.sandridgeenergy.com

RMI Enhances Value of Upstream Assets RMI and new takeaway agreements provide operational flexibility Oil, Gas and Water Gathering • RMI 100% company owned • Drives operating, capital and surface use efficiency    • Provides flexibility and access to additional third-party gathering/processing partners Gas Processing and Takeaway • New 15 year gathering and processing contract with Cureton —Connects to RMI system —Provides additional takeaway and processing capacity in 2H’18 • Commenced Sterling deliveries on November 11, 2017 • Sterling and Cureton agreements incremental to DCP takeaway 25

DJ Development Returns Complementary to Delineation Drilling

EURs and ECONOMICS	DJ BASIN[a]		NORTH PARK	MERAMEC	
	XRL	SRL	XRL	XRL	SRL
EUR, MBoe[b] *% Oil*	580 – 780 *~50%*	300 – 400 *~50%*	600 *80%+*	800 – 1,000 *40%+*	500 – 600 *40%+*
D&C ($MM)	$5.5	$3.1	$6.7 - $7.2	$6.5	$4.4
IRR[c]	41 - 59%	33 - 48%	45 - 56%	20 - 36%	15 - 26%
PV-10[c] ($MM)	$2.7 - $4.0	$1.1 - $1.8	$4.1 - $4.6	$1.7 - $3.9	$0.6 - $1.7

INVENTORY	DJ BASIN	NORTH PARK	NW STACK	MISSISSIPPIAN
PUD (Hz laterals)[e]	230	106	6	51[e]
Probable (Hz laterals)	~740	~1,050	Under evaluation *(4-8 per section)*	~180[e]
Net Acres	67k	123k	70k	360k
HBP or HBU	73%	58%	41%	87%

a) Based on anticipated near-term development drilling inventory
b) 3-stream EUR
c) December 5, 2017 Strip pricing (~$52 /~$3.00) at 100% Working Interest
d) As of December 31, 2016, operated only
e) Excluding ~70 Proven + Probable Chester locations

26

Combined Company Preliminary 2018 Outlook     Initial SD guidance pro forma for acquisition Production (MBoepd) Capital Expenditures •$375MM—$425MM capital expenditures •One rig in DJ, one rig in North Park, one to two rigs in NW STACK - NW STACK drilling funded by DrillingStandalone Participation AgreementPro Forma Production% Liquids Production •48.2 MBoepd (41% oil) •71% of oil production and 50% of gas hedged at attractive prices Assumes January 1, 2018 closing 27

SETTING THE RECORD STRAIGHT

Responding To Activists' Objections

Notwithstanding inaccurate and misleading claims about the transaction…

Acquiring Bonanza Creek Makes Strategic and Economic Sense

- Complementary, development ready assets
  - **~970 proved and unproved locations**
  - **230 PUDS**
  - **30-60% IRRs** at strip pricing
- Bridges the gap between **mature cash flow producing assets and emerging assets**
- **Reduces reliance on Mississippian Lime** (production goes to less than 60% from 80% of total production)
- **Expands our Niobrara position**, which considerably improves our risk profile

The Acquisition is Accretive and Value-Enhancing

- Acquisition is **immediately accretive**
  - **+15% accretive** to 2018 cash flow per share
  - **+4% accretive** to net asset value per share, ***while significantly reducing risk***
- **At least $20MM in identified annual G&A savings**
- **Further cost reductions available** through operational synergies and renewed focus on cost efficiencies

29 www.sandridgeenergy.com

Responding To Activists’ Objections Notwithstanding inaccurate and misleading claims about the transaction…     The Acquisition Cash/Stock Mix Results in is Fairly PricedAccretion with Prudent Level of Leverage •Only a 17.4% premium over announcement trading price• Results in 15% accretion to 2018 CFPS •Compares favorably to per share valuation• Maintains leverage at or below 1.9x over ranges implied by recent trading, comparablenext three years company multiples and net asset value• New credit facility borrowing base of •8% premium over bankruptcy valuation$700MM with more favorable terms •Misleading reports of a 75% premium are• >$300MM of pro forma liquidity based on deeply discounted valuation in connection with a rights offering, which in no way reflects the public market valuation immediately prior to the transaction 30

Responding To Activists’ Objections Notwithstanding inaccurate and misleading claims about the transaction…      The Acquisition DeliversThe Acquisition is Shareholder ValueConsistent with Strategy •Strategic combination achieves a better long-• Reduces the Company’s risk profile term risk-adjusted return for our shareholders than our standalone plan• Provides drill-ready assets to complement our •Increases in market cap to over $1Bongoing North Park and NW STACK delineation More investor attention• Opportunistic acquisitions that complement Additional research coverageexisting assets and drive long-term shareholder value Higher trading volume with better shareholder liquidity 31

APPENDIX

Pro Forma Derivatives

OIL	Q1'18	Q2'18	Q3'18	Q4'18	FY 2018	Q1'19	Q2'19	Q3'19	Q3'19	FY 2019
SWAPS										
Total Volumes (MMBbls)	1.26	1.18	1.01	0.92	4.38	0.45	0.46	0.55	0.55	2.01
Daily Volumes (MBblspd)	14.0	13.0	11.0	10.0	12.0	5.0	5.0	6.0	6.0	5.5
Price ($/Bbl)	$54.63	$54.41	$54.68	$54.62	$54.58	$53.31	$53.31	$53.06	$53.06	$53.18
COLLARS										
Total Volumes (MMBbls)	0.18	0.18	0.18	0.18	0.73	0.18	0.12	n/a	n/a	0.3
Daily Volumes (MBblspd)	2.0	2.0	2.0	2.0	2.0	2.0	1.3	n/a	n/a	0.8
Price ($/Bbl)	$42/$52.50	$42/$52.50	$43/$53.50	$43/$53.50	$42.50/$53	$43/$54.53	$44/$54.79	n/a	n/a	$43.5/$54.66

NATURAL GAS	Q1'18	Q2'18	Q3'18	Q4'18	FY 2018	Q1'19	Q2'19	Q3'19	Q3'19	FY 2019
SWAPS										
Total Volumes (Bcf)	6.84	3.64	3.68	3.68	17.84	n/a	n/a	n/a	n/a	n/a
Daily Volumes (MMBtupd)	76.0	40.0	40.0	40.0	48.9	n/a	n/a	n/a	n/a	n/a
Price ($/MMBtu)	$3.25	$3.11	$3.11	$3.11	$3.16	n/a	n/a	n/a	n/a	n/a
COLLARS										
Total Volumes (Bcf)	0.5	0.5	0.5	0.5	2.0	0.2	0.1	n/a	n/a	0.31
Daily Volumes (MMBtupd)	5.6	5.6	5.6	5.6	5.6	2.6	0.9	n/a	n/a	0.85
Price ($/MMBtu)	$2.75/$3.43	$2.75/$3.43	$2.75/$3.43	$2.75/$3.43	$2.75/$3.43	$2.75/$3.40	$2.75/$3.40	n/a	n/a	$2.75/$3.40

As of December 8, 2017

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